                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 2 )*

                          Transkaryotic Therapies, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   893735-10-0
                                   -----------
                                 (CUSIP Number)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shll be subject to all other provisions of the Act (however, see the Notes).

                                       1
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--------------------------------------------
CUSIP No.  893735-10-0                            13G
          ------------------------------         -----
--------------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Capital Company, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]
                                                           (b)[X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,349,152
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,349,152
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,349,152
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------




                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                       2
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--------------------------------------------
CUSIP No. 893735-10-0                                           13G
          -----------
--------------------------------------------

---------- --------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)[ ]
                                                          (b)[X]
           ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
----------
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,349,152
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,349,152
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,349,152
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       3
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--------------------------------------------
CUSIP No. 893735-10-0                                           13G
          -----------                                          ----
--------------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]
                                                           (b)[X]


---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,349,152
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,349,152
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,349,152
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------






                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                       4
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Item 1(a).                         Name of Issuer:

                                   Transkaryotic Therapies, Inc. (the "Issuer")

Item 1(b).                         Address of Issuer's Principal Executive
                                   Offices:

                                   195 Albany Street
                                   Cambridge, Massachusetts 02139

Items 2(a)                         Name of Person Filing; Address of Principal
and (b).                           Business Office:

                                   This  statement  is filed by and on behalf of
                                   (a) Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("WPCC"); (b) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"); and
                                   (c) Warburg, Pincus & Co., a New York general partnership ("WP"). The sole general partner of WPCC is WP. EMW LLC manages WPCC. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of WPCC, has a 20% interest in the profits of WPCC. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

                                   WPCC,   EMW  LLC  and  WP  are   collectively
                                   referred   to   herein   as  the   "Reporting
                                   Entities."

Item 2(c).                         Citizenship:

                                   Not Applicable.

Item 2(d).                         Title of Class of Securities:

                                   Common Stock, $.01 par value per share (the "Common Stock").

Item 2(e).                         CUSIP Number:

                                   893735-10-0

Item 3.                            Not Applicable.

Item 4.                            Ownership:

                                   (a) 4,349,152  shares of Common Stock,  as of
                                       December 31, 19971.

                                    (b)     23.6%

                                    (c)     (i)      -0-
                                           (ii)      4,349,152
                                           (iii)     -0-
                                           (iv)      4,349,152

Item 5.                            Ownership of Five Percent or Less of a Class:

                                   Not Applicable.

Item 6.                            Ownership  of More than Five Percent
                                   on Behalf of Another Person:

                                   Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                   Not Applicable.

Item 8. Identification and Classification of Members of the Group:

                                   The agreement required by Rule 13d-1(f)(1)(iii) was previously filed with the Schedule 13G being further amended hereby dated February 10, 1997.

Item 9.                            Notice of Dissolution of Group:

                                   Not Applicable.

Item 10.                           Certification:

                                   Not Applicable.

---------------------------------
1 Includes 77,181 shares of Common Stock which may be acquired within 60 days by each of the Reporting Entities upon the exercise of outstanding warrants.

                                       6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998

                                   WARBURG, PINCUS CAPITAL COMPANY, L.P.

                                   By:  Warburg, Pincus & Co.,
                                        its General Partner


                                   By: /s/ Stephen Distler
                                       --------------------
                                       Stephen Distler, Partner


                                   WARBURG, PINCUS & CO.


                                   By: /s/ Stephen Distler
                                      --------------------
                                       Stephen Distler, Partner


                                   E.M. WARBURG, PINCUS & CO., LLC


                                   By: /s/ Stephen Distler
                                       --------------------
                                       Stephen Distler, Member


                                       7
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